SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  ☑      Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes  ☐      No  ☑

Table of Contents

1.	Press release of November 11, 2003 — Results for the Nine Months Ended September 26, 2003 (IFRS)

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Strong volume and profit growth driven by continuing successful execution of our strategy and favourable market conditions

HIGHLIGHTS FOR THE FIRST NINE MONTHS

•	Strong volume growth to 1,041 million unit cases, 7% ahead of 2002

•	Profitability continues to improve significantly with:

•	EBITDA* of €559 million, 13% ahead of 2002

•	Operating profit (EBIT) of €269 million, 27% ahead of 2002

•	Substantial increase in net profit to €133 million, from €82 million in 2002

THIRD QUARTER HIGHLIGHTS

•	10% growth in volume to 394 million unit cases aided by the favourable summer weather in certain key markets

•	EBITDA* of €234 million, 15% ahead of 2002

•	Operating profit (EBIT) of €134 million, 24% ahead of 2002

•	Continued quarterly strengthening in net profit to €84 million, from €65 million in 2002.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“Our company continues to evolve, grow and strengthen. We have a sound strategy focused on revenue management, world class in-market execution and cost containment all of which contribute to growth in our profitability. Throughout the third quarter and the first nine months of 2003 we have continued to deliver on this strategy, capitalising on the real opportunities in the marketplace.”

11 November 2003

*	EBITDA (earnings before interest, tax, depreciation, amortisation and other non-cash items), which we calculate as operating profit plus depreciation and amortisation, is a key measure of performance.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Coca-Cola HBC (“CCHBC”) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (“IFRS”). CCHBC also prepares financial information under accounting principles generally accepted in the US (“US GAAP”), which are available on our website: www.coca-colahbc.com

ENQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3308 email: melina.androutsopoulou@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8191 email: alastair.hetherington@fd.com

US press contact: FD US Brian Maddox Lindsay Hatton	Tel: +1 212 850 5600 email: bmaddox@fd-us.com email: lhatton@fd-us.com

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Overview

Coca-Cola HBC delivered strong financial results during the first nine months of the year, reporting a 27% growth in operating profit (EBIT) and a 13% increase in EBITDA. While many of our countries enjoyed particularly warm weather conditions over the summer selling season, some key countries within our emerging market segment, especially Russia, had a poor summer which is reflected in our third quarter volume growth of 10%. Looking beyond these benefits of favourable weather, our continued focus on driving execution, revenue growth and cost management delivered significant improvement in margins.

Both our newly acquired water businesses, Valser in Switzerland and Dorna in Romania, continued to deliver solid results. In the first nine months of 2003, they contributed approximately 3% to our volume growth and 2% to our EBITDA growth. In line with our strategy to strengthen our presence in the rapidly expanding non-carbonated soft drinks sector we have announced two further water acquisitions this year. In October, we completed the joint acquisition with The Coca-Cola Company (“TCCC”) of 100% of the shares of Multivita sp.z o.o., the Polish mineral water company. In addition, the acquisition of 100% of the Austrian mineral water company Römerquelle by CCHBC, is expected to close in December 2003. These acquisitions will have not have a material impact on our 2003 results.

Operational Review by Reporting Segments

	Volume (million unit cases)			EBITDA (€ million)

Nine months to 26 September 2003	2003	2002	% Change	2003	2002	% Change

Established Markets	430.1	404.9	+6%	302.0	264.1	+14%
Developing Markets	212.3	200.5	+6%	88.1	83.9	+5%
Emerging Markets	399.0	366.3	+9%	168.9	146.5	+15%

Coca-Cola HBC	1,041.4	971.7	+7%	559.0	494.5	+13%

	Volume (million unit cases)			EBITDA (€ million)

3rd Quarter 2003	2003	2002	% Change	2003	2002	% Change

Established Markets	156.9	140.6	+12%	120.4	100.5	+20%
Developing Markets	84.2	76.4	+10%	41.4	38.7	+7%
Emerging Markets	153.3	141.6	+8%	72.6	64.2	+13%

Coca-Cola HBC	394.4	358.6	+10%	234.4	203.4	+15%

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Established markets

Volume

Unit case volume was 430 million for the first nine months of 2003, 6% above prior year, and 157 million in the third quarter, 12% above prior year. Of our segments, the established markets benefited the most from the exceptionally warm summer weather compared to 2002, in particular Italy, Austria and Switzerland. In addition, Italy also benefited from the significant progress in its local market execution plan and is well-positioned to deliver full year 2003 volume growth of approximately 6%, as previously disclosed.

EBITDA

Established markets contributed €302 million to group EBITDA for the first nine months, 14% above prior year, and €120 million for the quarter, 20% above prior year. EBITDA growth in this segment was driven primarily by Italy, through both volume growth and cost management and a continued shift towards the more profitable immediate consumption packages.

Developing markets

Volume

Unit case volume was 212 million for the first nine months, 6% above prior year, and 84 million for the quarter, 10% above prior year. The key developing market, Poland, continued to outperform the overall segment and is well-positioned to deliver full year 2003 volume growth of approximately 10%, as previously disclosed. Hungary ended the quarter with double digit growth, impacted by favourable weather conditions, strong promotional activities and new product launches.

EBITDA

Developing markets contributed €88 million to group EBITDA for the first nine months, 5% above prior year and €41 million to group EBITDA for the quarter, 7% up versus the prior year. EBITDA in our developing markets continues to be negatively impacted by the loss of toll filling contracts as a result of the German deposit legislation.

Emerging markets

Volume

Unit case volume was 399 million for the first nine months, 9% above prior year and 153 million for the quarter, 8% above prior year. Nigeria’s volume fell by 8% in the first nine months impacted by price increases implemented during February, uncertainty surrounding recent elections, periodic fuel shortages, and a country-wide ten day strike during the month of July. Romania continued to perform exceptionally well in the third quarter, ending the first nine months with strong double digit volume growth assisted by new product launches and strong performance from the addition of the Dorna water portfolio. Despite exceptionally poor summer weather conditions, Russia is on track to deliver volume growth of approximately 10% for the full year 2003, as previously communicated.

EBITDA

Emerging markets contributed €169 million to group EBITDA for the first nine months, 15% above prior year and €73 million to group EBITDA for the quarter, 13% above prior year. Romania’s strong performance in the first nine months of the year was a driver of strong EBITDA growth in the segment. Russia demonstrated a significant profitability improvement, with strong net sales revenue growth and effective cost control initiatives and remains on track to achieve positive EBIT and net profit for the full year 2003.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Group Financial Review

	Third quarter 2003			Nine months to 26 September 2003

	2003	2002*	% Change	2003	2002*	% Change

	€ million	€ million		€ million	€ million
Volume in unit cases (in millions)	394.4	358.6	+10%	1,041.4	971.7	+7%
Net sales revenue	1,198.9	1,078.8	+11%	3,151.9	3,016.4	+4%
Cost of goods sold	(705.6)	(647.4)	+9%	(1,887.4)	(1,842.7)	+2%
Gross profit	493.3	431.4	+14%	1,264.5	1,173.7	+8%
Operating expenses	(327.1)	(295.5)	+11%	(904.9)	(879.2)	+3%
Operating profit (EBIT)	134.1	107.8	+24%	268.6	210.8	+27%
EBITDA	234.4	203.4	+15%	559.0	494.5	+13%
Net profit	84.3	65.1	+30%	132.7	82.0	+62%

*	Certain amounts in sales, cost of goods sold and operating expenses have been reclassified for comparative purposes for a change in policy on accounting for certain sales incentives and promotional expenses made to customers. The adoption of this policy has no impact on our operating profit. The change in accounting policy has been undertaken to bring our accounting treatment under IFRS in line with our US GAAP reporting following recent detailed guidance issued in the United States.

Net Sales Revenue

Net sales revenue for the first nine months of 2003 increased by approximately 4% versus 2002 as volume growth was offset by the weakness of certain local currencies against the euro, particularly those of Nigeria, Poland and Russia. Excluding the impact of the foreign currency translation, net sales revenue in the first nine months would have grown by approximately 9% as a result of favourable weather conditions and our successful pricing strategy and a positive shift in our package and channel mix, particularly towards the more profitable single serve packages.

In the third quarter of 2003 net sales revenue showed an 11% improvement versus 2002. Excluding the impact of the foreign currency translation, net sales revenue in the third quarter would have grown even more strongly, by 15% versus 2002.

The negative foreign currency impact on net sales revenue is virtually offset by positive currency impact on cost of goods sold and operating expenses.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

As discussed previously, during the first quarter of 2003, CCHBC adopted a revised policy on accounting for certain sales incentives and promotional expenses offered to customers. Such amounts, which were previously classified as operating expenses, have been reclassified as a reduction from sales revenue and also from cost of goods sold. Accordingly, the 2002 amounts have been reclassified for comparative purposes. The adoption of this policy had no impact on our operating profit or net profit. These reclassifications reduced sales revenue by €62.9 million and €78.5 million and increased cost of sales by €9.3 million and €6.7 million for the nine months ended 26 September 2003, and 27 September 2002, respectively. This was offset by a reduction in each period in operating expenses.

Cost of Goods Sold

Our average cost of goods sold per unit case for the nine month period decreased to €1.81 in 2003 from €1.90 in 2002. This was largely driven by the strengthening of the euro against the US dollar which impacted our results positively in several markets where the cost of certain raw materials are denominated in US dollars. Additionally, we continued to execute a number of key cost reduction initiatives, including our strategy to implement comprehensive, system-wide supply chain improvements.

Gross Profit

Our gross profit margin increased to 40.1% compared to 38.9% for the first nine months of 2002. This margin expansion reflects both our successful pricing strategy and continued efforts to manage costs and improve production efficiencies.

Operating Expenses

Total operating expenses represented 31.6% of our net sales for the first nine months of 2003 versus 31.9% for the comparable period of 2002. We have continued our focus on managing operating expenses through the reduction of administrative and overhead costs, while strengthening our sales force and increasing our marketing efforts.

Operating Profit (EBIT)

Operating profit increased by 27% to €269 million from an operating profit of €211 million in the first nine months of 2002. This increase is attributable to a significant gross margin improvement, as noted above, as well as effective management of operating expenses. The foreign currency impact on EBIT and EBITDA for the nine month period is negligible and we do not anticipate any significant foreign currency impact on EBIT and EBITDA for the full year.

Tax

For the full year 2003 the underlying effective tax rate is expected to be approximately 28%. Looking into 2004 and for the foreseeable future, based on current tax laws, our current estimate for the effective tax rate is expected to be approximately 29%.

Net Profit

Net profit improved by over 60% to a net profit of €133 million versus a net profit of €82 million in the first nine months of 2002. This improvement reflects the strong growth in our operating profit as well as the favourable impact of lower interest rates and lower effective tax rates, in line with our full year expectations.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Capital Expenditure

CCHBC had net expenditures of €280 million on fixed assets for the first nine months of 2003. We continue to focus our capital investment on the most profitable areas of the business such as cold drink equipment and the expanded availability of immediate consumption packaging. We continue to redeploy assets and equipment within the group, where possible, to minimise the cash outflows on fixed assets and to improve our return on existing assets. Our capital expenditure for the full year is expected to be approximately €350 million, in line with previous guidance. As we are also pre-spending certain items which will benefit 2004 performance, we therefore expect a modest increase in capital expenditure in 2004 versus 2003.

Acquisition of Polish Water Brand Multivita

On 2 October 2003, we completed the joint acquisition with The Coca-Cola Company of 100% of the shares of Multivita sp. z o.o. from Maspex sp. z o.o. The acquisition includes a production facility at Tylicz and the company’s mineral water brands. We do not expect any material impact on 2003 results.

Acquisition of Austrian Water Brand Römerquelle

On 21 July 2003, we announced our intention to acquire 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

It is anticipated that this acquisition, which is subject to approval by regulatory authorities, will be finalised in December this year. We do not expect any material impact on 2003 results.

Acquisition of Tsakiris S.A.

On 14 October 2003, we announced that we are in discussions to acquire Tsakiris S.A., representing one of the biggest brands in the Greek potato chip market. Tsakiris S.A. is a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange. The acquisition is subject to normal due diligence, CCHBC Board approval and completion of closing documentation.

Leveraged Re-capitalisation Update

On 19 August 2003, CCHBC’s Board of Directors called an Extraordinary General Meeting, which took place on 15 September. At this Extraordinary General Meeting, CCHBC’s shareholders approved a share capital increase of €518 million, or an increase of the shares’ par value from €0.31 to €2.50. This capital increase was subsequently approved by the Greek Ministry of Development on 24 September, and consummated on 1 October with the payment of the necessary taxes on the transaction. This effectively completed the first step of the process.

On 1 October 2003, CCHBC’s Board of Directors called the second Extraordinary General meeting, which took place on 31 October 2003. At this second Extraordinary General Meeting shareholders approved a share capital decrease of €473 million (or a decrease of the shares’ par value from €2.50 to €0.50) and the return of €2.00 per share to all shareholders. The record date and the payment date will be set by the Board of Directors once the necessary regulatory approvals, have been obtained. In line with our previous communication, we currently expect the capital return to shareholders to be completed by the end of November 2003.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Successful Completion of $900 Million Debt Offering Through the U.S.

On 17 September 2003, we successfully accessed the U.S. debt capital markets to prefund a €200 million bond that matures in December 2003 as well as to fund the leverage re-capitalisation plan. Two issues were undertaken, with a $500 million tranche for 10 years and $400 million tranche for 12 years. Proceeds from the issue were immediately swapped into euro with no residual currency risk.

The decision to use the U.S. debt capital markets versus the Eurobond market was driven by favourable pricing and the desire to further diversify our funding sources. Our NYSE listing, now in its second year, has given us access to low cost funds as well as the opportunity to tap into a new investor base and the US fixed income market.

2003 Full Year Outlook

Coca-Cola HBC’s strong performance in the first nine months of 2003 gives us further confidence for the remainder of the year. We are updating our 2003 guidance as follows:

•	Volume growth for the full year is expected to be approximately 7%,
•	EBITDA growth is expected to be approximately 13%,
•	EBIT is expected to grow by 35%-40% versus our previous guidance of 30%-35%,
•	Net profit is expected to exceed €100 million versus our previous guidance of €90-€100 million.

We continue to remain focused on improving the profitability and returns of our business and creating value for our shareholders. As our business delivers solid profitable growth, we expect to end the year with an improvement in Return on Invested Capital (ROIC) of approximately 175 basis points versus 2002.

2004 Expectation

As we finalise our 2004 planning process, we maintain a positive outlook for 2004 in line with long-term objectives:

•	Volume growth 6%-8%,
•	EBITDA growth 10%-12%,
•	EBIT and Net profit — continued benefit in operating leverage,
•	ROIC — improvement of at least 100 basis points.

Detailed guidance for 2004 will be communicated with CCHBC’s 2003 annual results, which are scheduled to be released in mid-February 2004.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2003 nine month results on 11 November 2003 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, regulatory clearance and completion of the leveraged re-capitalisation process and the effects of the leveraged re-capitalisation on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on 30 June, 2003 (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Consolidated income statement (unaudited)

		Nine months to	Nine months to
	Note	26 September 2003	27 September 2002*

		€ million	€ million
Net sales revenue	3	3,151.9	3,016.4
Cost of goods sold		(1,887.4)	(1,842.7)

Gross profit		1,264.5	1,173.7

Operating expenses		(904.9)	(879.2)
Exceptional operating expense	4	(6.6)	—
Amortisation of intangible assets		(84.4)	(83.7)

Total operating expenses		(995.9)	(962.9)

Operating profit	3	268.6	210.8

Finance costs	5	(36.0)	(43.8)
Share of results of associates		1.6	1.4

Profit before taxation		234.2	168.4

Taxation	6	(89.1)	(69.7)

Profit after taxation		145.1	98.7

Minority interests		(12.4)	(16.7)

Net profit		132.7	82.0

Basic & diluted earnings per share (cents)	7	56.1	34.6

Volume (million unit cases)	3	1,041.4	971.7

EBITDA (€ million)	3	559.0	494.5

*	Refer to note 1

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Consolidated income statement (unaudited)

		Three months to	Three months to
	Note	26 September 2003	27 September 2002*

		€ million	€ million
Net sales revenue	3	1,198.9	1,078.8
Cost of goods sold		(705.6)	(647.4)

Gross profit		493.3	431.4

Operating expenses	3	(327.1)	(295.5)
Exceptional operating expense	4	(4.2)	—
Amortisation of intangible assets		(27.9)	(28.1)

Total operating expenses		(359.2)	(323.6)

Operating profit		134.1	107.8

Finance costs	5	(8.1)	(12.3)
Share of results of associates		0.5	0.5

Profit before taxation		126.5	96.0

Taxation	6	(39.2)	(25.1)

Profit after taxation		87.3	70.9

Minority interests		(3.0)	(5.8)

Net profit		84.3	65.1

Basic & diluted earnings per share (cents)	7	35.6	27.5

Volume (million unit cases)	3	394.4	358.6

EBITDA (€ million)	3	234.4	203.4

*	Refer to note 1

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Condensed consolidated balance sheet (unaudited)

		As at	As at	As at
	Note	26 September 2003	27 September 2002	31 December 2002

		€ million	€ million	€ million
Assets
Intangible assets	9	1,762.1	2,020.9	1,887.5
Property, plant and equipment	9	2,040.7	1,837.1	2,047.3
Other non-current assets		29.7	29.0	32.7

Total non-current assets		3,832.5	3,887.0	3,967.5

Inventories		337.5	330.1	316.9
Trade and other receivables		812.2	768.6	675.5
Cash and cash equivalents	10	935.6	176.5	105.5

Total current assets		2,085.3	1,275.2	1,097.9

Total assets		5,917.8	5,162.2	5,065.4

Liabilities
Short-term borrowings	10	516.2	237.6	531.4
Other current liabilities		892.8	883.5	813.8

Total current liabilities		1,409.0	1,121.1	1,345.2

Long-term borrowings	10	1,780.0	1,210.9	979.3
Other non-current liabilities		209.5	206.4	208.3

Total non-current liabilities		1,989.5	1,417.3	1,187.6

Shareholders’ equity		2,436.3	2,506.3	2,443.0
Minority interests		83.0	117.5	89.6

Total equity		2,519.3	2,623.8	2,532.6

Total equity and liabilities		5,917.8	5,162.2	5,065.4

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Condensed consolidated cash flow statement (unaudited)

		Nine months to	Nine months to	Year ended
	Note	26 September 2003	27 September 2002	31 December 2002

		€ million	€ million	€ million
Operating profit		268.6	210.8	185.8
Depreciation of property, plant and equipment		199.4	200.0	276.4
Amortisation of intangible assets		84.4	83.7	110.5
Other non-cash items	4	6.6	—	6.0

EBITDA (earnings before interest, tax, depreciation, amortisation and other non-cash items)	3	559.0	494.5	578.7

Loss (gain) on disposal of property, plant and equipment		5.5	(3.0)	(3.9)
Increase in inventories		(42.8)	(54.8)	(46.4)
Increase in trade and other receivables		(119.9)	(134.3)	(20.8)
Increase (decrease) in trade payables and other liabilities		67.0	47.5	(23.8)
Taxation paid		(55.3)	(40.0)	(58.3)

Cash flow generated from operating activities		413.5	309.9	425.5

Investing activities:
Payment for purchase of property, plant and equipment		(279.7)	(212.7)	(315.3)
Receipts from disposal of property, plant and equipment		7.6	17.8	22.1
Net (payments for) proceeds from investments		(1.2)	0.2	(0.8)
Net (payments for) cash acquired on acquisition of subsidiaries		(59.8)	(117.3)	(193.8)
Proceeds from sale of trademark		7.6	—	—
Acquisition of franchise agreements		—	—	(0.3)

Net cash used in investing activities		(325.5)	(312.0)	(488.1)

Financing activities:
Net increase in borrowings		833.1	122.3	141.9
Net interest paid		(39.9)	(38.6)	(64.5)
Net dividend paid to group shareholders and minority interests		(50.4)	(49.8)	(50.0)

Net cash from financing activities		742.8	33.9	27.4

Increase (decrease) in cash and cash equivalents		830.8	31.8	(35.2)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		105.5	152.6	152.6
Increase (decrease) in cash and cash equivalents		830.8	31.8	(35.2)
Effect of changes in exchange rates		(0.7)	(7.9)	(11.9)

Cash and cash equivalents at close of period		935.6	176.5	105.5

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Condensed consolidated statement of movements in shareholder’s equity (unaudited)

	Note	26 September 2003	27 September 2002	31 December 2002

		€ million	€ million	€ million
Balance as at 1 January		2,443.0	2,538.0	2,538.0
Shares held for equity compensation plan		(0.5)	0.1	0.2
Net profit		132.7	82.0	35.3
Dividends	12	(45.0)	(42.6)	(42.6)
Gains on cash flow hedges		0.8	0.8	1.8
Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities		—	—	(0.1)
Losses on cash flow hedges reclassified from equity and reported in net profit		—	4.7	4.7
Foreign currency translation		(94.7)	(76.7)	(94.3)

Balance at close of period		2,436.3	2,506.3	2,443.0

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

1.	Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002, with the exception of a change in the classification of certain customer related expenses in the income statement. Specifically, we now classify all expenditure given or spent on a specific customer as a deduction from revenue or cost of goods sold (as appropriate), except where we receive an identifiable benefit (which is separable from the customer’s purchase of goods from us) in return for the expenditure and we can reasonably estimate the fair value of this benefit. Where we receive a specific reimbursement from The Coca-Cola Company (“TCCC”) for such costs, the reimbursement is characterised as a reduction of the cost.

The change in accounting policy has been undertaken to bring our accounting treatment in line with our U.S. GAAP reporting following recent detailed guidance issued in the United States. Prior year comparatives have been similarly reclassified for consistency purposes.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and should be read in conjunction with the 2002 annual financial statements, which include a full description of the group’s accounting policies.

2.	Exchange rates

For Coca-Cola HBC (“CCHBC”), we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year to September
			26 September	31 December
	2003	2002	2003	2002

US dollar	1.11	0.93	1.15	1.05
UK sterling	0.69	0.63	0.69	0.65
Polish zloty	4.33	3.81	4.49	4.02
Nigerian naira	142.10	112.02	146.92	133.14
Hungarian forint	252.29	243.59	254.85	235.70
Swiss franc	1.51	1.47	1.55	1.45

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

3.	Segmental analysis

The group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The group operates in 26 countries, and its financial results are reported in the following segments.

Established markets:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in	Net sales
	unit cases	revenue*	EBITDA	EBIT

	million	€ million	€ million	€ million
Established markets
3 months to 26 September 2003	156.9	621.2	120.4	68.9
3 months to 27 September 2002	140.6	552.7	100.5	54.3
9 months to 26 September 2003	430.1	1,704.3	302.0	155.1
9 months to 27 September 2002	404.9	1,597.8	264.1	130.6
12 months to 31 December 2002	518.0	2,045.4	314.1	125.3

Developing markets
3 months to 26 September 2003	84.2	226.9	41.4	23.1
3 months to 27 September 2002	76.4	208.8	38.7	19.7
9 months to 26 September 2003	212.3	556.3	88.1	32.7
9 months to 27 September 2002	200.5	542.6	83.9	27.0
12 months to 31 December 2002	261.6	699.0	92.8	13.4

Emerging markets
3 months to 26 September 2003	153.3	350.8	72.6	42.1
3 months to 27 September 2002	141.6	317.3	64.2	33.8
9 months to 26 September 2003	399.0	891.3	168.9	80.8
9 months to 27 September 2002	366.3	876.0	146.5	53.2
12 months to 31 December 2002	488.7	1,136.4	171.8	47.1

Total CCHBC
3 months to 26 September 2003	394.4	1,198.9	234.4	134.1
3 months to 27 September 2002	358.6	1,078.8	203.4	107.8
9 months to 26 September 2003	1,041.4	3,151.9	559.0	268.6
9 months to 27 September 2002	971.7	3,016.4	494.5	210.8
12 months to 31 December 2002	1,268.3	3,880.8	578.7	185.8

*	refer to note 1

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

4.	Exceptional operating items

During the nine months, CCHBC recognised deferred tax assets on losses that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, “Income Taxes”, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €6.6 million has been recorded as an exceptional operating expense, and a deferred tax credit of €6.6 million included within taxation in the income statement. This exceptional operating item has been excluded from the calculation of EBITDA. There is no overall impact on net profit.

5.	Finance costs

	Nine months to	Nine months to
	26 September 2003	27 September 2002

	€ million	€ million
Interest expense	44.8	47.7
Net foreign exchange translation losses	0.1	2.7
Fair value (gains) losses on interest rate swaps	(2.6)	1.1
Interest income	(6.3)	(7.7)

Total finance costs	36.0	43.8

	3 months to	3 months to
	26 September 2003	27 September 2002

	€ million	€ million
Interest expense	13.3	17.0
Net foreign exchange translation gains	(0.5)	(0.6)
Fair value gains on interest rate swaps	(0.4)	(1.3)
Interest income	(4.3)	(2.8)

Total finance costs	8.1	12.3

6.	Taxation

The underlying effective tax rate for the group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortisation of goodwill. Excluding the amortisation of goodwill and the exceptional operating charge (see note 4, above), the effective tax rate for the group for the nine months was 27% (2002: 28%). Tax rates in the countries in which the group operates range from 0% to 38%.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year.

We anticipate the effective tax rate, excluding the amortisation of goodwill, will be approximately 28% for the full year 2003 (2002: 31%).

7.	Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2003 and 2002: 236,668,596 shares).

8.	Seasonality of business

Operating results for the nine months ended 26 September 2003 are not indicative of the result that may be expected for the year ended 31 December 2003 because of business seasonality. Business seasonality results from a combination of higher unit sales of CCHBC’s products in the warmer months of the year and the methods of accounting for fixed costs such as amortisation, depreciation and interest expense that are not significantly affected by business seasonality.

9.	Tangible and intangible assets

	Property, plant	Intangible
	and equipment	assets

	€ million	€ million
Opening net book value as at 1 January 2003	2,047.3	1,887.5
Additions	295.6	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(6.6)
Arising on prior year acquisitions	0.1	2.5
Sale of trademark to TCCC	—	(2.3)
Disposals	(12.0)	—
Depreciation/amortisation	(199.4)	(84.4)
Foreign exchange differences	(90.9)	(34.6)

Closing net book value as at 26 September 2003	2,040.7	1,762.1

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

10.	Net debt

	As at	As at
	26 September 2003	31 December 2002

	€ million	€ million
Long-term borrowings	1,780.0	979.3
Short-term borrowings	516.2	531.4
Cash and cash equivalents	(935.6)	(105.5)

Net debt	1,360.6	1,405.2

On 17 September 2003 we successfully completed, through Coca-Cola HBC Finance B.V., a $900.0 million (€803.8 million) global offering of notes by means of a private placement. The first tranche consisted of an aggregate principal amount of $500.0 million (€446.6 million) due in 2013 and the second tranche of $400.0 million (€357.2 million) due in 2015.

As at 26 September 2003, the net proceeds of the offering were classified as cash equivalents, having been invested in the short-term money market before being used to finance the leveraged re-capitalisation and refinance certain outstanding debt.

11.	Share capital increase

In connection with the leveraged re-capitalisation of CCHBC, the par value of the ordinary shares was increased from €0.31 to €2.50 on 1 October 2003 through the capitalization of reserves of €518.3 million. This followed receipt of approval by the Greek Ministry of Development on 24 September 2003 and payment of the required taxes on 1 October 2003.

At an Extraordinary General Meeting which took place on 31 October 2003, CCHBC’s shareholders approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders. The capital decrease is subject to approval by the Greek Ministry of Development. We currently expect the capital to be returned to shareholders by the end of November 2003.

12.	Dividends

A dividend of €0.19 per share (totaling €45.0 million) for the year ended 31 December 2002 was approved at the Annual General Meeting on 6 June 2003 and paid to shareholders of the group beginning 23 June 2003.

13.	Contingencies

There have been no significant changes in contingencies since 31 December 2002 (as described in the 2002 annual financial statements).

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

14.	Recent and proposed acquisitions

a)	Valser Mineralquellen AG

On 30 September 2002, CCHBC jointly acquired with TCCC, the leading Swiss mineral water bottler, Valser Mineralquellen AG. Total consideration for the acquisition was €117.3 million (excluding costs) of which CCHBC’s share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities. CCHBC acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party.

b)	Dorna Apemin S.A.

On 17 December 2002, CCHBC jointly acquired with TCCC, the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. (“Dorna”). Total consideration for the acquisition was €39.0 million (excluding costs) of which CCHBC’s share was €19.5 million. The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters. CCHBC’s interest represents 49.1% of the outstanding shares of Dorna.

c)	Minority interest in Switzerland

On 30 December 2002, we announced that we had successfully closed the acquisition of an outstanding 26.1% interest in our Swiss subsidiary from “EWN” Getränke Holdings GmbH. Of the total consideration of €56.3 million, €5.6 million was paid in December 2002, and the remainder was paid during the second quarter of 2003.

d)	Römerquelle GmbH

On 21 July 2003, we announced our intention to acquire the Austrian mineral water company Römerquelle GmbH. The acquisition involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

It is anticipated that this acquisition, which is subject to approval by regulatory authorities, will be finalised in December of this year.

e)	Multivita sp. z.o.o.

On 2 October 2003, we completed the joint acquisition with TCCC of 100% of the shares of Multivita sp.z o.o., the Polish mineral water company. Total consideration for the acquisition was €21.0 million (excluding costs), of which CCHBC’s share was €10.5 million. The acquisition includes a production facility at Tylicz and the mineral water brand Multivita.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

f)	Tsakiris S.A.

On 14 October 2003, we announced that we are in discussions to acquire Tsakiris S.A., representing one of the biggest brands in the Greek potato chip market. Tsakiris S.A. is a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange. Plias S.A. is related to CCHBC by way of some common shareholdings. The acquisition is subject to normal due diligence, CCHBC Board approval and completion of closing documentation.

15.	Post balance sheet events

Significant events occurring after 26 September 2003 have been discussed in the sections on “Share capital increase” and “Recent and proposed acquisitions”.

Coca-Cola Hellenic Bottling Company S.A.
Results for the nine months to 26 September 2003 (IFRS)

REPORT OF THE AUDITORS

To the shareholders of Coca-Cola HBC S.A.

We have reviewed the accompanying condensed balance sheet of Coca-Cola HBC S.A. and its subsidiaries (“the company”) at 26 September 2003, and the related income and cash flows statements for the nine month period then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with the International Financial Reporting Standards.

PricewaterhouseCoopers S.A.
Athens

Date:  5 November 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date:  November 12, 2003